SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rating Action: Moody's affirms Eletrobras Ba3 rating; outlook stable

03 Oct 2018

New York, October 03, 2018 -- Moody's Investors Service ("Moody's") has today affirmed the Ba3 rating of Centrais Eletricas Brasileiras SA - Eletrobras (Eletrobras), including the company's senior unsecured debt and corporate family rating (CFR). Simultaneously, Moody's affirmed the company's baseline credit assessment (BCA) at b1. The outlook remains stable.

Affirmations:

..Issuer: Centrais Eletricas Brasileiras SA - Eletrobras

...Corporate Family Rating (CFR), Affirmed at Ba3

...$1750M Senior Unsecured Global Notes due 2021, Affirmed at Ba3

...Outlook, Remains Stable

RATINGS RATIONALE

Eletrobras' Ba3 ratings consider Moody's joint default analysis for the company as a government-related issuer and therefore, it incorporates our assumptions for moderate support and high dependence levels from the government of Brazil (Ba2 stable). Eletrobras' BCA of b1 reflects the company's credit profile on a stand-alone basis, which has been supported by the ongoing progress of its business plan to enhance internal controls and improve profitability. It also considers Eletrobras' dominant position in the Brazilian electricity market and its strategic role for economic development given the participation in most of the country's relevant energy projects. Constraining the company's standalone credit profile is the still high leverage and large contingent liabilities.

The stable outlook on Eletrobras' ratings in line with the stable outlook on the government of Brazil's Ba2 rating. It also incorporates Moody's view that the company's standalone credit profile will continue to gradually improve.

During the 3rd quarter of 2018, Eletrobras achieved important milestones on the initiatives outlined under the company's 2017-2021 Business and Management Master Plan, including the divestiture of four unprofitable distribution companies (CEPISA, CERON, Boa Vista and EletroAcre), and the sale of minority shareholdings in 12 wind and ten transmission projects for about BRL1.3 in cash, which, in our view, will help to reduce the balance sheet pressure and approach the company's net leverage reduction targets by fiscal year end 2018. Another noteworthy development include a decision of the United States Department of Justice not to prosecute the company under the Foreign Corruption Practices Act. Earlier this year, the company has also signed the initial settlement of a class action dispute with shareholders by paying $14.75 million, together those developments reduce the prospective uncertainty on contingent liabilities.

On the other hand, there are still some pending developments to materialize in the near term, including the divesture of Amazonas Distribuidora de Energia (Amazonas D), which is scheduled to occur in October 25, and the sale of Companhia Energética de Alagoas (CEAL), which remains suspended because of a ruling by a Federal Supreme Court minister following. We also expect the company to make another attempt to sell the remaining ownership stakes in two transmission lines and nine wind power generation projects that received no bids during the September 27 auction. Additionally, a long-term solution for completing the construction works at Angra III 1.4 gigawatt nuclear power plant, and to develop Eletrosul's transmission projects, comprising 1,900km of transmission lines, and eight new substations, are also pending reduce the execution risk on the company's capital expenditures.

For the most recent reporting period, in June 30 2018, Eletrobras reported about BRL46 billion in consolidated debt outstanding. The company also has around BRL16.9 billion in past due obligations with suppliers, mainly with Petroleo Brasileiro S.A. -- PETROBRAS (Ba2, stable), which will begin to amortize upon the successful completion of the distributor's privatization. As a result, it will pressure Eletrobras consolidated leverage metrics in the near term. Although part of those liabilities are covered by regulatory claims and reimbursement credits from sector charges, the exact credit amount and the timing for compensation depends on regulatory approval.

Following the privatization of the distribution companies, and in the absence of other major business transformation events, we estimate Eletrobras' pro-forma Net Debt EBITDA, adjusted to Moody's standard adjustments, will improve to about 6 times by year-end 2019, compared to 12.7 times as of the June 30, 2018, which remains relatively high for its current rating category. Moody's base case scenario considers that the initiatives outlined by the company's business plan will be to be mostly completed in the first quarter of 2019, leading to prospectively healthy EBITDA growth for the company, despite relatively lower revenues and higher debt levels.

Going forward, we expect Eletrobras to earn approximately 65% of its earnings and cash flow from the generation business with most of the remaining portion being sourced by low risk transmission businesses. As a result, Moody's has decided to change analytical approach to rate the company to the framework of the Unregulated Utilities and Unregulated Power Companies methodology, in line with that used to rate Eletrobras' peers, such as Cemig Geração e Transmissão S.A. (B2, Rating under review), Empresas Publicas de Medellin E.S.P (Baa3, negative) and Enel Americas S.A. (Baa3 negative).

WHAT COULD CHANGE THE RATINGS UP/DOWN

Upward ratings pressure could result from a continued trend of stronger cash generation through asset sales or the perception of prospective improvement in the company's liquidity and debt maturity profile. A material reduction of the uncertainties around the company's contingent liabilities or more visibility on the continuity of the management's disciplined financial strategy for 2019 and beyond may also prompt an upgrade of Eletrobras' ratings. Quantitatively, the ratings could be upgraded if: the Cash Flow (CFO) pre-WC to net debt ratio remains close or above 10% (13% as of June 30, 2018), and the Interest Coverage Ratio remains above 1.8x (1.8x as of June 30, 2018) on a sustainable basis.

Negative rating pressure is unlike in the near term, but it could result from a rapid deterioration in the company's liquidity profile resulting from challenges in refinancing its short term debt obligations and/or an unexpected large cash outlays related to the company's contingent liabilities. Moody's would consider a downgrade if such pressures were not mitigated by an extraordinary financial support from its shareholders or upcoming asset sales. A weakened support of the regulatory framework could also prompt a downward action, as well as deterioration in the sovereign's credit quality. Quantitatively, the ratings could be downgraded if: the CFO pre-WC to total net debt ratio falls below 5% .

Headquartered in Rio de Janeiro, Eletrobras is a holding company controlled by Brazil's federal government with 51% of Eletrobras' voting capital and 41% of its total capital. Eletrobras is the Brazil's largest electricity company accounting for 31% of the country's generation capacity and 47% of the installed transmission lines. In the last twelve months ended June 30 2018, the company's adjusted net revenues reached BRL34 billion. As of June 30, 2018, the company reported cash on hands at around BRL7.4 billon compared to around BRL9.0 billion in debt maturities through December 2019.

The methodologies used in these ratings were Government-Related Issuers published in June 2018, and Unregulated Utilities and Unregulated Power Companies published in May 2017. Please see the Rating Methodologies page on www.moodys.com for a copy of these methodologies.

REGULATORY DISCLOSURES

For ratings issued on a program, series or category/class of debt, this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series or category/class of debt or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Cristiane Spercel
Vice President - Senior Analyst
Infrastrcuture Finance Group
Moody's America Latina Ltda.
Avenida Nacoes Unidas, 12.551
16th Floor, Room 1601
Sao Paulo, SP 04578-903
Brazil
JOURNALISTS: 800 891 2518
Client Service: 1 212 553 1653

Michael J. Mulvaney
MD - Project Finance
Project Finance Group
JOURNALISTS: 1 212 553 0376
Client Service: 1 212 553 1653

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JOURNALISTS: 1 212 553 0376
Client Service: 1 212 553 1653

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.